# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Rithm Property Trust Inc., CIK 0001614806
CUSIP: 38983D854
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 799 BROADWAY, FLOOR 8, NEW YORK, New York (NY), 10022
Date of event which requires filing of this statement: 08/05/2026
Filed by CIK 0001556593
Persons authorized to receive notices and communications: Philip Sivin, c/o Rithm Capital Corp., 799 Broadway, New York, New York (NY), 10003, 212-850-7770

## Reporting persons
- Rithm Capital Corp. (CIK 0001556593): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: subject company funds (SC), working capital (WC); sole voting power 1,447,680; shared voting power 0; sole dispositive power 1,447,680; shared dispositive power 0; aggregate amount beneficially owned 1,447,680 (17.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Rithm Property Trust Inc.
Address of issuer's principal executive offices: 799 BROADWAY, FLOOR 8, NEW YORK, New York (NY), 10022
Comment: This Amendment No. 3 to Schedule 13D ("Amendment No. 3") is being filed to amend and supplement the Schedule 13D filed with the SEC on June 18, 2024, as amended by Amendment No. 1 filed with the SEC on June 28, 2024 and Amendment No. 2 filed with the SEC on February 17, 2026 (together with this Amendment No. 3, the "Schedule 13D"), with respect to the shares of Common Stock of the Issuer. Except as set forth herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

Certain information about the directors and executive officers of the Reporting Person is set forth in Annex A attached hereto (collectively, the "Covered Persons").
Criminal convictions in the last five years: During the last five years, the Reporting Person has not and, to the best of the Reporting Person's knowledge, none of the Covered Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not and, to the best of the Reporting Person's knowledge, none of the Covered Persons, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On April 27, 2026, the Issuer issued 110,794 shares of Common Stock to RCM GA, representing approximately $1,606,734, as payment of the quarterly management fee, which can be paid in cash or shares of Common Stock at the election of RCM GA, as compensation for the services RCM GA provides to the Issuer and its subsidiaries, pursuant to, and subject to the terms and conditions of, the Management Agreement.

On August 5, 2026, the Issuer issued 137,383 shares of Common Stock to RCM GA, representing approximately $1,615,740, as payment of the quarterly management fee.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Person are set forth on rows 11 and 13, respectively, of the cover page of this Amendment No. 3 and are incorporated herein by reference.

As of the date hereof, the Reporting Person beneficially owns 1,447,680 shares of Common Stock, including 544,154 Warrant Shares that the Reporting Person has the right to acquire upon exercise of the Warrants at an exercise price per Warrant Share of $32.16, representing approximately 17.1% of the outstanding Common Stock. As a result of its beneficial ownership of the 1,447,680 shares of Common Stock, the Reporting Person controls approximately 17.1% of the total voting power of the Issuer's outstanding voting stock.

The foregoing beneficial ownership percentage is based on a total of (i) 7,772,564 shares of Common Stock outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on July 31, 2026, plus (ii) 137,383 shares of Common Stock issued to RCM GA on August 5, 2026 plus (iii) 544,154 shares of Common Stock issuable upon exercise of the Warrants.
Number of shares as to which each person has sole or shared power to vote or dispose: The number of shares as to which the Reporting Person has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition is set forth on rows 7 through 10 of the cover page of this Amendment No. 3 and is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as set forth in this Amendment No. 3, the Reporting Person has not effected any transactions in the Common Stock during the past 60 days.

## Signatures
- Rithm Capital Corp.: /s/ Nicola Santoro, Jr., Nicola Santoro, Jr. Chief Financial Officer and Chief Accounting Officer (08/07/2026)